AllianceBernstein Investments, Inc.

(an indirect wholly-owned subsidiary of AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2025

(With Independent Registered Public Accounting Firm's Report Thereon)



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of AllianceBernstein Investments, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of AllianceBernstein Investments, Inc. (the "Company") as of December 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Nashville, TN
February 26, 2026

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP, 21 Platform Way S, Suite 1900, Nashville, TN 37203
+1 (615) 503 2860

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition
December 31, 2025
(dollars in thousands)

ASSETS

Cash and cash equivalents	$	77,024
Receivables:		
Fees from AB Mutual Funds		10,398
Due from affiliates		1,878
Deferred sales commissions, net		165,300
Deferred taxes		2,178
Other assets		1,594
Total assets	$	258,372

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payables:		
Brokers and dealers	$	9,161
Accounts payable and accrued expenses		18,969
Due to Parent		6,342
Due to affiliates		2,536
Total liabilities		37,008
Commitments and contingencies (*See Note 6*)		
Stockholder's equity:		
Common stock, par value $.10 per share; 1,000 shares authorized, 100 shares issued and outstanding		—
Additional paid-in capital		177,578
Retained earnings		43,786
Total stockholder's equity		221,364
Total liabilities and stockholder's equity	$	258,372

The accompanying notes are an integral part of this financial statement.

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to Financial Statement
December 31, 2025

1. **Organization and Summary of Operations**

    AllianceBernstein Investments, Inc. ("**AllianceBernstein Investments**" or the "**Company**") is a wholly-owned subsidiary of AllianceBernstein Corporation of Delaware, which is a wholly-owned subsidiary of AllianceBernstein L.P. ("**AB**" or the "**Parent**"), which is majority-owned by Equitable Holdings, Inc. ("**EQH**"), the holding company for a diversified financial services organization.

    The Company serves as a distributor and/or underwriter for certain registered investment companies and other investment vehicles managed by AB ("**AB Funds**"). The Company is registered as a broker-dealer under the Securities and Exchange Act of 1934, as amended ("**Exchange Act**").

2. **Summary of Significant Accounting Policies**

    Basis of Presentation

    The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("**US GAAP**"). The preparation of the financial statement requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ materially from those estimates.

    Cash and Cash Equivalents

    Cash and cash equivalents include cash on hand, demand deposits, money market accounts, and highly liquid investments with original maturities of three months or less. Due to the short-term nature of these instruments, the recorded value has been determined to approximate fair value and is considered Level 1 in the fair value hierarchy. Cash equivalents at December 31, 2025 primarily include $60.0 million invested in a time deposit.

    Deferred Sales Commissions, Net

    The Company pays commissions to financial intermediaries in connection with the sale of shares of open-end AB sponsored mutual funds sold without a front-end sales charge ("**back-end load shares**"). These commissions are capitalized as deferred sales commissions and amortized over periods not exceeding one year for U.S. fund shares and four years for Non-U.S. fund shares, the periods of time during which deferred sales commissions generally are recovered. The Company recovers these commissions from distribution services fees received from those funds and from contingent deferred sales commissions ("**CDSC**") received from shareholders of those funds upon the redemption of their shares. CDSC cash recoveries are recorded as reductions of unamortized deferred sales commissions when received.

    The Company periodically reviews the deferred sales commission asset for impairment as events or changes in circumstances indicate that the carrying value may not be recoverable. If these factors indicate impairment in value, management compares the carrying value to the undiscounted cash flows expected to be generated by the asset over its remaining life. If management determines the deferred sales commission asset is not fully recoverable, the asset will be deemed impaired and a loss will be recorded in the amount by which the recorded amount of the asset exceeds its estimated fair value. There were no impairment charges recorded during 2025.

    Loss Contingencies

    For significant litigation matters, we assess the likelihood of a negative outcome. If a negative outcome is probable and the loss can be reasonably estimated, we record an estimated loss. If a negative outcome is

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to Financial Statement
December 31, 2025

reasonably possible and we can estimate the potential loss or range of loss, or if a negative outcome is probable and we can estimate the potential loss or range of loss beyond any amounts already accrued, we disclose this information. However, predicting outcomes or estimating losses is often challenging due to litigation uncertainties, especially in early stages or complex cases. In such instances, we disclose our inability to predict the outcome or estimate losses.

Subsequent Events

We evaluate subsequent events through the date that this financial statement is available to be issued, February 26, 2026, and did not identify any subsequent events that would require disclosure in this financial statement.

3. **Income Taxes**

The Company is included in the consolidated federal income tax return filed by AllianceBernstein Corporation of Delaware. The Company files separate state and local income tax returns.

The effect of a tax position is recognized in the financial statement only if, as of the reporting date, it is "more likely than not" to be sustained based on its technical merits and their applicability to the facts and circumstances of the tax position. In making this assessment, the Company must assume that the taxing authority will examine the tax position and have full knowledge of all relevant information. Accordingly, the Company has no liability for unrecognized tax benefits as of December 31, 2025.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. As of December 31, 2025, the Company had a net deferred tax asset primarily related to long-term incentive compensation of $2.2 million. Management has determined that realization of the net deferred tax asset is more likely than not based on anticipated future taxable income.

The Company is generally no longer subject to U.S. federal, or state and local tax examinations by tax authorities for any year prior to 2021.

Subject to the results of any future examinations for the tax years 2021 and forward, there is the possibility that we may set up reserves, including accrued interest, over the next twelve months.

4. **Deferred Sales Commission, Net**

The amount recorded for the net deferred sales commission asset was $165.3 million as of December 31, 2025.

The components of deferred sales commissions, net (excluding amounts related to fully amortized deferred sales commissions) for the year ended December 31, 2025 were as follows (in thousands):

Carrying amount of deferred sales commission	$	386,729
Less: Accumulated amortization		(138,535)
Cumulative CDSC received		(82,894)
Deferred sales commission, net	$	165,300

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to Financial Statement
December 31, 2025

Estimated future amortization expense related to the December 31, 2025 net asset balance, assuming no additional CDSC is received in future periods, is as follows (in thousands):

2026	$	83,757
2027		60,853
2028		19,434
2029		1,256
Total	$	165,300

5. Commitments and Contingencies

Legal and Regulatory Proceedings

For significant litigation matters, we assess the likelihood of a negative outcome. If a negative outcome is probable and the loss can be reasonably estimated, we record an estimated loss. If a negative outcome is reasonably possible and we can estimate the potential loss or range of loss, or if a negative outcome is probable and we can estimate the potential loss or range of loss beyond any amounts already accrued, we disclose this information. However, predicting outcomes or estimating losses is often challenging due to litigation uncertainties, especially in early stages or complex cases. In such instances, we disclose our inability to predict the outcome or estimate losses.

6. Related Party Transactions

As a result of the Company's role as distributor of the Parent's Mutual Funds, the Company has a distribution fee receivable from AB Funds of $10.4 million. During 2025, Equitable Advisors, LLC ("**Equitable Advisors**"), a subsidiary of EQH, distributed the Parent's Mutual Funds. Included in due to affiliates, as of December 31, 2025, are distribution payments owed to Equitable Advisors aggregating to $0.5 million. Also, Equitable Advisors provides certain distribution and other services including but not limited to: access to dedicated relationship management, national meetings, branch offices, sales desk and national/regional speaking opportunities pursuant to Equitable Advisors' Financial Support Program, of which $0.6 million of fees relating to these services is included in due to affiliates at December 31, 2025.

7. Business Segment Information

Management has assessed the requirements of ASC 280, *Segment Reporting*. The Company operates as a distributor and/or underwriter for certain AB company-sponsored mutual funds and is registered as a broker-dealer under the Exchange Act. The Chief Operating Decision Maker ("CODM") is the Chief Executive Officer of the Company. We have determined that the Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

The measurement of assets as evaluated by the CODM is reported as "*Total assets*" on the statement of financial condition. The accounting policies of our single operating segment are the same as those described in *Note 2 Significant Accounting Policies.*

ALLIANCEBERNSTEIN INVESTMENTS, INC.
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to Financial Statement
December 31, 2025

8. **Net Capital**

The Company is subject to the minimum net capital requirements imposed under Rule 15c3-1 of the Exchange Act. The Company utilizes the Alternative Standard under the Net Capital Rule. As the Company limits its business activities exclusively to: (1) mutual fund underwriter or sponsor; and (2) distribution of interests in private alternative investment funds and therefore meets the requirements of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to the 17 C.F.R. §240.17a-5, the Company is subject to a minimum net capital requirement of $0.25 million. As of December 31, 2025, the Company's net capital of $50.3 million was $50.1 million in excess of its required minimum net capital of $0.25 million.